EXHIBIT 99.1

Galapagos Reports Nine Months 2025 Financial Results and Provides Business Update

Strategic review process concluded with intention to wind down cell therapy business, representing optimal capital allocation pathway to support a stronger and sustainable future for Galapagos

Continued evolution of leadership team aligned with strategic direction

Robust balance sheet with €3.05 billion in cash and financial investments as of September 30, 2025; year-end 2025 cash position expected at €2.975 billion to €3.025 billion

Management to host a conference call tomorrow, November 6, 2025, at 14:00 CET / 08:00 AM ET

Mechelen, Belgium; November 5, 2025, 22:01 CET; regulated information – Galapagos NV (Euronext & Nasdaq: GLPG) today announced its financial results for the first nine months of 2025, and provided a third quarter and recent business update.

“We successfully delivered on our commitment to define a clear path forward for Galapagos following the completion of the strategic review of our cell therapy business,” said Henry Gosebruch, CEO of Galapagos. “We have built a team with world-class strategy and business development capabilities as we focus on disciplined capital stewardship and transformative business development, supporting a stronger and sustainable future for Galapagos.”

Gosebruch added, “Looking ahead, we will seek to strategically deploy our capital in a disciplined manner by pursuing value-accretive transactions. Our business development team is actively evaluating a broader array of opportunities with priority given to promising small molecule and biologics programs with proof-of-concept in immunology and oncology and potential to deliver meaningful patient impact. We believe our partnership with Gilead can be a strategic advantage as we pursue these opportunities. We expect to focus on transactions that can deliver meaningful value to patients and shareholders while ensuring effective risk diversification.”

“We ended the third quarter with a strong balance sheet that provides us with the flexibility to allocate capital strategically and invest in future business development opportunities,” said Aaron Cox, CFO of Galapagos. “We expect to end the year with approximately €2.975 billion to €3.025 billion in cash and financial investments, excluding any business development activities and currency fluctuations. If the intention to wind down the cell therapy business is implemented and the process is completed, we would expect to be cash flow neutral to positive by the end of 2026, excluding any business development activities and currency fluctuations.”

Third quarter 2025 and recent business update

Outcome of the Strategic Alternatives Process for Galapagos’ Cell Therapy Business

  On October 21, 2025, Galapagos announced its intention to wind down its cell therapy business as part of the Company’s ongoing transformation. This intention is subject to the conclusion of consultations with works councils in Belgium and the Netherlands, during which Galapagos will continue to operate the business. Galapagos would consider any viable proposal to acquire all, or part of the cell therapy business, if such a proposal were to emerge during the wind down process.
  If ultimately implemented, the wind down would impact approximately 365 employees across Europe, the U.S., and China, and would include the closure of sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China).
  The remaining Galapagos organization is expected to be a lean organization of approximately 35-40 employees by the end of 2026, repositioned for long-term growth through transformational business development, while maintaining a dedicated presence at its headquarters in Mechelen, Belgium and its hub in Chicago, IL (U.S.).

Corporate

  Senior leadership has been further strengthened with the appointment of Fred Blakeslee as Executive Vice President and General Counsel on October 16, and Sooin Kwon as Chief Business Officer and Dan Grossman as Chief Strategy Officer, effective August 4. These appointments have added strong corporate, business development and strategic assessment capabilities to the leadership team.
  As part of the Company’s ongoing commitment to long-term governance and strategic continuity, several changes to the Board of Directors were announced:
    Dawn Svoronos and Jane Griffiths were appointed by way of co-optation as Non-Executive Independent Directors, replacing Peter Guenter and Simon Sturge, effective July 28.
    Dr. Neil Johnston has been appointed to the Board of Directors by way of co-optation as Non-Executive Independent Director, effective November 1. In addition, Devang Bhuva, current Senior Vice President of Corporate Development and Alliance Management at Gilead, has been appointed by way of co-optation as Non-Executive Non-Independent Director, effective November 1. In connection with these co-optations, Non-Executive Independent Directors Dr. Elisabeth Svanberg and Dr. Susanne Schaffert, and Non-Executive Non-Independent Director and current CFO of Gilead, Andrew Dickinson, stepped down, effective November 1. An additional Non-Executive Independent Director is expected to be appointed in the near future as part of the Board’s commitment to maintain a balanced, diversified Board composition with appropriate capabilities and profiles.

Clinical Pipeline
GLPG5101, a CD19 CAR-T candidate in Phase 1/2 across eight hematological malignancies

  Two abstracts have been accepted for an oral and poster presentation at the 67th American Society of Hematology (ASH) Annual Meeting and Exposition, to be held in Orlando, from December 6-9.
  In August, the FDA granted RMAT designation to GLPG5101 for the treatment of relapsed/refractory mantle cell lymphoma.

GLPG3667, a small molecule TYK2 inhibitor in two Phase 3-enabling studies in systemic lupus erythematosus (SLE) and dermatomyositis (DM)

  Both the SLE and DM studies have progressed well, and topline data from both studies are expected in early 2026.
  On October 26, Galapagos presented in vitro pharmacology data at the American College of Rheumatology (ACR) Convergence 2025, suggesting differentiation of GLPG3667 from other TYK2 inhibitors at their clinical dose regimens.

Financial performance

Key figures for the first nine months of 2025 (consolidated)
(€ millions, except basic & diluted earnings/loss (-) per share)

	September 30, 2025	September 30, 2024	% Change
Supply revenues	29.3	19.1	+53%
Collaboration revenues	182.1	181.0	+1%
Total net revenues	211.4	200.1	+6%
Cost of sales	(29.3)	(19.1)	+53%
R&D expenses	(351.9)	(238.2)	+48%
G&Aiand S&Miiexpenses	(109.0)	(93.2)	+17%
Impairment of the cell therapy business	(204.8)	-
Other operating result	21.4	24.8	-14%
Operatingloss	(462.2)	(125.6)	+368%
Fair value adjustments and net exchange differences	(50.5)	31.8
Net other financial result	30.4	71.7
Income taxes	19.3	1.7
Net loss from continuing operations	(463.0)	(20.4)
Net profit from discontinued operations, net of tax	1.7	69.2
Net profit/loss (-) of the period	(461.3)	48.8
Basic and diluted earnings/loss (-) per share (€)	(7.0)	0.7
Financial investments, cash & cash equivalents	3,050.1	3,338.8

Details of the financial results for the first nine months of 2025
Total operating loss from continuing operations for the first nine months of 2025, amounted to €462.2 million, compared to an operating loss of €125.6 million for the first nine months of 2024. This operating loss was negatively impacted by an impairment on the cell therapy business of €204.8 million as a result of the Company’s previously announced strategic alternatives process for the cell therapy business, and the executed strategic reorganization announced in January 2025, for €135.5 million. The latter is reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.5 million, impairment on fixed assets related to small molecules activities of €9.5 million, deal costs of €21.4 million, €9.8 million accelerated non-cash cost recognition for subscription right plans related to good leavers and €1.8 million other operating expenses.

  Total net revenues amounted to €211.4 million for the first nine months of 2025, compared to €200.1 million for the first nine months of 2024. The revenue recognition related to the exclusive access rights granted to Gilead for Galapagos’ drug discovery platform amounted to €172.6 million for the first nine months, for both 2025 and 2024. The deferred income balance at September 30, 2025, includes €896.4 million allocated to the Company’s drug discovery platform. Royalties on Jyseleca® from Gilead amounted to €8.3 million for the first nine months of 2025 (€8.4 million for the same period last year).
  Cost of sales amounted to €29.3 million for the first nine months of 2025, compared to €19.1 million for the first nine months of 2024, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses amounted to €351.9 million for the first nine months of 2025, compared to €238.2 million for the first nine months of 2024. Increased personnel expenses (mainly related to severance costs), impairment on fixed assets (related to small molecules programs) and costs for early termination of collaboration agreements lead to this increase in R&D expenses.
  S&M and G&A expenses amounted to €109.0 million for the first nine months of 2025, compared to €93.2 million for the first nine months of 2024. This increase was mainly due to higher personnel costs (primarily severance costs) and higher legal and professional fees (deal costs).
  Impairment of cell therapy business is a result of the Company’s previously announced strategic alternatives process for the cell therapy business whereby the Company assessed the cell therapy business associated assets’ recoverable amount in accordance with IAS 36. The recoverable amount was estimated lower than the assets’ carrying value. As a result, the Company recognized an impairment loss of €204.8 million, thereby aligning the cell therapy assets’ book value with the Company’s strategic intention to wind down the cell therapy business, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment.
  Other operating result amounted to €21.4 million for the first nine months of 2025, compared to €24.8 million for the first nine months of 2024, mainly driven by lower grant and R&D incentives income and no recharges to Alfasigma.

Net financial loss amounted to €20.1 million for the first nine months of 2025, compared to net financial income of €103.5 million for the first nine months of 2024.

  Fair value adjustments and net currency exchange results amounted to a negative amount of €50.5 million for the first nine months of 2025, compared to positive fair value adjustments and net currency exchange gains of €31.8 million for the first nine months of 2024, and were primarily attributable to €29.1 million of negative changes in fair value of financial investments, €44.0 million of unrealized currency exchange losses on our cash and cash equivalents and financial investments at amortized cost in U.S. dollars, partly offset by a positive effect of €22.7 million as consequence of the settlement of a hedging instrument.
  Net other financial income amounted to €30.4 million for the first nine months of 2025, compared to net other financial income of €71.7 million for the first nine months of 2024. Interest income amounted to €31.4 million for the first nine months of 2025, compared to €70.6 million of interest income for the first nine months of 2024, due to a decrease in the interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €77.2 million for the first nine months of 2025 (compared to €108.9 million for the same period last year).

Income taxes amounted to €19.3 million for the first nine months of 2025. The increase is mainly explained by the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy business, as the Company recorded an impairment on these intangible assets.

The Company reported a net loss from continuing operations of €463.0 million for the first nine months of 2025, compared to a net loss from its continuing operations of €20.4 million for the first nine months of 2024.

Net profit from discontinued operations related to Jyseleca® amounted to €1.7 million for the first nine months of 2025, compared to net profit amounting to €69.2 million for the first nine months of 2024. The net result for discontinued operations included €10.4 million of R&D expenses primarily related to the final settlement of disputed expenses with Alfasigma, and €11.4 million of other operating income related to a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. The operating profit from discontinued operations for the first nine months of 2024, was mainly related to the gain on the sale of the Jyseleca® business to Alfasigma of €52.3 million.

Galapagos reported a net loss of €461.3 million for the first nine months of 2025, compared to a net profit of €48.8 million for the first nine months of 2024.

Cash position

Financial investments and cash and cash equivalents totaled €3,050.1 million on September 30, 2025, as compared to €3,317.8 million on December 31, 2024. The cash and cash equivalents and financial investments included $2,161.1 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the Company’s functional currency is EUR (translated at a rate of 1.1741 €/$ at September 30, 2025).

Total net decrease in cash and cash equivalents and financial investments amounted to €267.7 million during the first nine months of 2025, compared to a net decrease of €345.7 million during the first nine months of 2024. This net decrease was composed of (i) €145.1 million of operational cash burn, which includes cash in of €77.7 million related to the return on financial investments) (ii) €118.6 million of negative exchange rate differences, positive changes in fair value of current financial investments, variation in accrued interest income, (iii) €20.0 million convertible loan issued to a third party, and (iv) €16.0 million of net cash is related to the sale of subsidiaries.

Financial guidance

Galapagos anticipates ending 2025 with approximately €2.975 billion to €3.025 billion in cash, cash equivalents and financial investments, excluding any business development activities and currency fluctuations. In the event that the Board would effectively proceed with a full wind down decision of the cell therapy business (i.e., if the intention is confirmed after works council processes), the Company would expect to incur the following spend related to the cell therapy business: €100 million to €125 million of operating cash impact from Q4 2025 through 2026 and €150 million to €200 million of one-time restructuring cash impact in 2026. If the intention to wind down is implemented and the process is completed, the Company would expect to be cash flow neutral to positive by the end of 2026, excluding any business development activities and currency fluctuations.

Conference call for investors and analysts

Galapagos will host a conference call on November 6, 2025, at 14:00 CET / 08:00 AM ET, during which the company will also share further details on its business development strategy. To participate, please register using this link. Dial-in details will be provided upon registration. Participants can join the call 10 minutes before the start time using the access information received by email or via the “call me” feature. The live call and presentation will be available on glpg.com or via the following link. A replay and related materials will be available shortly after the call in the investors section of the website.

Corporate calendar 2026

Date	Details
February 23, 2026	Full year 2025 results (webcast February 24, 2026)
March 26, 2026	Annual report 2025
April 28, 2026	Annual Shareholders’ meeting

For further information, contact Galapagos:

Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding our financial results, including statements regarding the expected operational use of cash and cash position for the fiscal year 2025, and expected cash flow following such wind down; statements regarding our intention to wind down our cell therapy business as part of our ongoing transformation, including statements regarding the expected costs and benefits of such wind down, the anticipated reduction in work force and related site closures, and our ability to obtain the requisite regulatory approvals to implement such wind down; statements regarding our business strategy, plans and objectives for future operations, including statements regarding our recent and anticipated Board and leadership changes, potential partnering or acquisition opportunities, and anticipated changes to our portfolio, goals and business plans, statements regarding our pipeline, product candidates, partnered programs, and future product candidates or approved products, if any, including statements regarding our regulatory outlook, our global R&D collaboration with Gilead, the expected timing, design and readouts of ongoing and planned clinical trials (including interim or topline results for trials and studies in our portfolio, the potential attributes and benefits of our product candidates, our interactions with regulatory agencies, and our commercialization efforts for our product candidates and any of our future approved products, if any). Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to: the risk that our expectations and management’s guidance regarding our 2025 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized), our ability to successfully implement the wind down of our cell therapy business within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits, our ability to identify suitable buyers or investors, our ability to successfully pursue new transformational business development transactions, potential litigation associated with the winding down, negative impact of the announcement of the intention to wind down on our stock price, employee retention, business relationships and business generally, the risks associated with the outcome of the consultations with works councils in Belgium and the Netherlands, the risks associated with the changes to our capital allocation strategies, the risks associated with our ability to advance product candidates into, and successfully complete, clinical trials, the initiation, timing, progress and results of our preclinical studies and clinical trials and our research and development programs, our ability to identify product candidates that have commercial success and/or are profitable, the timing or likelihood of regulatory filings and approvals, differing interpretations and assessments by regulatory authorities on our clinical trial data, the risk that interim or preliminary data that we report differ from actual final results, risks related to conducting global clinical trials, including the possibility of differing perspectives and requirements by local regulatory authorities, new or changing government regulations; uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data, the risks related to clinical failure at any stage of clinical development; uncertainty inherent to patient enrollment and enrollment rate, our ability to use and expand our drug discovery efforts, competition, risks related to side effects caused by our product candidates, delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes, the rate and degree of market acceptance of our product candidates if approved by regulatory authorities, our ability to develop sales and marketing capabilities, risks related to the commercialization of our product candidates, if approved, the pricing and reimbursement of our product candidates, if approved, risks related to our ability to implement our business model, strategic plans for our business, product candidates and technology, the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology, our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties, regulatory developments in the United States, Europe and other jurisdictions; our ability to enter into strategic arrangements and strategic collaboration agreements; our ability to maintain and establish collaborations or obtain additional grant funding, our ability to attract and retain qualified employees and key personnel, risks related to our ability to effectively transfer knowledge, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in DM, SLE, and other indications or any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons), risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza and USWorldMeds), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, and the risks related to geopolitical conflicts and macro-economic events. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Nine months ended September 30
(thousands of €, except per share data)	2025	2024
Supply revenues	29,332	19,124
Collaboration revenues	182,094	181,030
Total net revenues	211,426	200,154
Cost of sales	(29,281)	(19,124)
Research and development expenses	(351,909)	(238,270)
Sales and marketing expenses	(4,401)	(10,177)
General and administrative expenses	(104,616)	(83,013)
Impairment of the cell therapy business	(204,753)	-
Other operating result	21,374	24,813
Operating loss	(462,160)	(125,617)
Fair value adjustments and net currency exchange differences	(50,565)	31,762
Other financial income	32,470	72,553
Other financial expenses	(2,029)	(814)
Loss before tax	(482,284)	(22,116)
Income taxes	19,287	1,710
Net loss from continuing operations	(462,997)	(20,406)

Net profit from discontinued operations, net of tax	1,735	69,181

Net profit/loss (-)	(461,262)	48,775
Net profit/loss (-) attributable to:
Owners of the parent	(461,262)	48,775
Basic and diluted earnings/loss (-) per share	(7.00)	0.74
Basic and diluted loss per share from continuing operations	(7.03)	(0.31)

Consolidated statement of comprehensive income/loss (–)

	Nine months ended September 30
(thousands of €)	2025	2024
Net profit/loss (-)	(461,262)	48,775
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	-	74
Fair value adjustment financial assets held at fair value through other comprehensive income	(6,130)	(1,329)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(414)	338
Realization of translation differences upon sale of foreign operations	-	4,095
Other comprehensive income/loss (-), net of income tax	(6,544)	3,178

Total comprehensive income/loss (-) attributable to:
Owners of the parent	(467,806)	51,953
Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	(469,541)	(21,587)
Discontinued operations	1,735	73,540
Total comprehensive income/loss (-), net of income tax	(467,806)	51,953

Consolidated statements of financial position (unaudited)

(thousands of €)	September 30, 2025	December 31, 2024
Assets
Goodwill	-	70,010
Intangible assets other than goodwill	7,422	164,862
Property, plant and equipment	105,617	122,898
Deferred tax assets	838	1,474
Non-current R&D incentives receivables	116,997	132,729
Non-current contingent consideration receivable	48,919	42,465
Equity investments	46,844	52,941
Other non-current assets	2,490	8,708
Convertible loan	20,766	-
Non-current financial investments	-	200,182
Non-current assets	349,893	796,269
Inventories	22,948	51,192
Trade and other receivables	45,330	47,476
Current R&D incentives receivables	32,342	39,882
Current financial investments	2,985,656	3,053,334
Cash and cash equivalents	64,458	64,239
Escrow account	-	41,163
Other current assets	11,287	31,049
Current assets from continuing operations	3,162,021	3,328,335
Assets in disposal group classified as held for sale	-	11,115
Total current assets	3,162,021	3,339,450
Total assets	3,511,914	4,135,719

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(9,288)	(3,158)
Translation differences	3,058	3,472
Accumulated losses	(577,738)	(134,306)
Total equity	2,446,963	2,896,939
Retirement benefit liabilities	2,107	2,099
Deferred tax liabilities	-	20,660
Non-current lease liabilities	5,764	8,243
Other non-current liabilities	24,207	33,821
Non-current deferred income	666,310	838,876
Non-current liabilities	698,388	903,699
Current lease liabilities	1,738	3,479
Trade and other liabilities	100,633	98,877
Provisions	33,722	-
Current tax payable	349	249
Current deferred income	230,121	232,476
Current liabilities	366,563	335,081
Total liabilities	1,064,951	1,238,780
Total equity and liabilities	3,511,914	4,135,719

Consolidated cash flow statements (unaudited)

	Nine months ended September 30
(thousands of €)	2025	2024
Net profit/loss (-) of the period	(461,262)	48,775
Adjustment for non-cash transactions	381,147	24,291
Adjustment for items to disclose separately under operating cash flow	(49,726)	(71,525)
Adjustment for items to disclose under investing and financing cash flows	(37,259)	(68,206)
Change in working capital other than deferred income	112,140	(50,804)
Cash used for other liabilities related to the disposal of subsidiaries	-	(3,598)
Cash used for other liabilities related to the acquisition of subsidiaries	(1,792)	-
Decrease in deferred income	(174,921)	(198,927)
Cash used in operations	(231,673)	(319,994)
Interest paid	(386)	(592)
Interest received	22,310	60,523
Corporate taxes paid	(246)	(594)
Net cash flows used in operating activities	(209,995)	(260,657)
Purchase of property, plant and equipment	(12,100)	(11,300)
Purchase of intangible fixed assets	(155)	(65,110)
Proceeds from disposal of property, plant and equipment	76	-
Purchase of financial investments	(3,051,834)	(2,021,246)
Investment income received related to financial investments	55,376	15,511
Sale of financial investments	3,204,274	2,281,471
Proceeds from settlement of hedging instrument	22,745	-
Convertible loan issued to third party	(20,000)	-
Cash in/ cash out (-) from the disposal of subsidiaries, net of cash disposed of	17,809	(10,209)
Acquisition of equity investments held at fair value through other comprehensive income	-	(36,880)
Net cash flows generated from investing activities	216,191	152,237
Payment of lease liabilities	(2,868)	(3,320)
Net cash flows used in financing activities	(2,868)	(3,320)

Increase/decrease (-) in cash and cash equivalents	3,328	(111,740)

Cash and cash equivalents at beginning of the period	64,239	166,810
Increase/decrease (-) in cash and cash equivalents	3,328	(111,740)
Effect of exchange rate differences on cash and cash equivalents	(3,109)	453
Cash and cash equivalents at end of the period	64,458	55,523

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On January 1, 2024	293,937	2,736,994	(1,201)	(5,890)	(228,274)	2,795,566
Net profit					48,775	48,775
Other comprehensive income/loss (-)			4,329	(1,151)		3,178
Total comprehensive income/loss (-)			4,329	(1,151)	48,775	51,953
Share-based compensation					15,051	15,051
On September 30, 2024	293,937	2,736,994	3,128	(7,041)	(164,448)	2,862,570

On January 1, 2025	293,937	2,736,994	3,472	(3,158)	(134,306)	2,896,939
Net loss					(461,262)	(461,262)
Other comprehensive loss			(414)	(6,130)		(6,544)
Total comprehensive loss			(414)	(6,130)	(461,262)	(467,806)
Share-based compensation					17,830	17,830
On September 30, 2025	293,937	2,736,994	3,058	(9,288)	(577,738)	2,446,963

The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the first nine months of 2025, amounted to €145.1 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €3.3 million, adjusted by (i) the net sale of financial investments amounting to €152.4 million, (ii) the cash-in related to the sale/acquisition of subsidiaries of €16.0 million, and (iii) the convertible loan issued to a third party of €20.0 million.

i General and administrative
ii Sales and marketing